EXHIBIT 17.1

April 19, 2006

To the Board of Directors of Online Gaming Systems, Ltd.:

I, Marcel Golding, hereby resign as sole officer and director of Online Gaming Systems, Ltd, a Delaware corporation, and from all other offices held by me, effective immediately.

 /s/ Marcel Golding

Marcel Golding